RBC

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2006
WASH. D.C. 209

[redacted]

19.04.:

06012813

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release: ‘RBC acquires blocking stake in FOSBOURNE HOME’.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
APR 25 2006
THOMSON FINANCIAL

dlw 4/25

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.

Internet: http://www.rbc.ru

File No: 82-34864

RosBusinessConsulting
RBC

RBC acquires blocking stake in FOSBOURNE HOME

Moscow, April 18, 2006. - RBC Information Systems **(RTS, MICEX: RBCI)**, the leader on Russia's business information market, has reached an agreement with the FOSBOURNE HOME company, the first professional mortgage broker in Russia, to buy a blocking stake of 26% in FOSBOURNE HOME for $1.56 million. The companies agreed to carry out legal and auditing due diligence for FOSBOURNE HOME to complete the deal within a month.

FOSBOURNE HOME plans to provide brokerage services for $240 million worth of loans in 2006, $700 million in 2007 and 2.05 billion in 2008. In three years, the company hopes to be the leading broker on the Russian mortgage and remortgage market. To achieve this goal, FOSBOURNE HOME is consistently promoting new loan products. In the last two months alone, it has offered such new mortgage programs as "Real Estate for Loyal Manager," "Mortgage Without Down-Payment," and "Gift for Newlyweds."

"Our company has set itself the goal of making the mortgage market more progressive and affordable for various social groups of the population, which is in line with the objectives of the "Affordable and Comfortable Housing for Russian Citizens" national project. Naturally, this involves the use of effective promotion methods, that is why we have chosen RBC, a number one company on Russia's business information market, as our partner," said Yevgeny Bernshtam, Chairman of the Board of Directors of FOSBOURNE HOME.

"In the West, most mortgage operations are made through mortgage brokers. In Russia, this is a new but very promising and fast-growing business. We will be happy to offer our target audience and clients a high quality product in the area of mortgage support," RBC General Director Yury Rovensky said.

FOSBOURNE HOME *(www.fhome.ru) is Russia's first professional mortgage broker. Programs offered by the company cover a full range of mortgage support services, from choosing a loan and real estate property to final settlement. The company is a member of the Russian and Moscow Consumer Rights Protection Funds, Rossiya Association of Regional Banks, the Russian Union of Industrialists and Entrepreneurs, the Association of Builders of Russia, the Russian Guild of Realtors, the Moscow Chamber of Commerce and Industry, and the National Association of Mortgage Managers.*

RBC Information Systems *has been operating in the areas of mass media and IT since 1993. RBC Information Group, including a news agency, a business TV channel, online newspapers, special online resources and the RBC business magazine, is the leader on Russia's business information market, offering its audience the most comprehensive financial and economic data on Russia, the CIS and Western countries. RBC TV is the only Russian 24-hour business channel broadcasting in all major regions of the country for more than 5 million people. RBC's main resource, www.rbc.ru, has a daily audience of*

450,000 unique visitors a day, which is the largest business audience among the Russian mass media. The total daily audience of RBC's online resources tops 1.35 million people. RBC hosts annual business and marketing awards such as "The Company of the Year," "The Person of the Year," and "THE BEST BRAND/EFFIE." RBC provides advertising services for over 2,300 Russian and foreign companies operating in different areas, from insurances and finance to metallurgy and the oil and gas sector.

RBC also provides customized and universal IT solutions for various business areas, develops software for government agencies and offers offshore programming, system integration and IT consulting services. iOne rated RBC among Russia's top ten software developers in 2005.

Investor contact: Natalia Makeeva
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com